April 23, 2013

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Attention: Mr. Michael McTiernan

Re:	Altisource Residential Corporation

Registration Statement on Form S-11 (SEC File No. 333-187318)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Altisource Residential Corporation that the effective date of the Registration Statement be accelerated to be declared effective at 4:00 p.m., Eastern Time, on April 25, 2013 or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that, as representatives of the underwriters, we have distributed the following approximate number of copies of the preliminary prospectus dated April 22, 2013 through the date hereof:

No. of Copies
Institutions	346
Prospective Underwriters, Dealers and Others	1,895

Total	2,241

The undersigned, as representatives of the several underwriters, has and will, and each underwriter and dealer has advised the undersigned that they have and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

Citigroup Global Markets Inc.

By:	/s/ Ian Wesson
Name:	Ian Wesson
Title:	Director

Credit Suisse Securities (USA) LLC

By:	/s/ David Stolzar
Name:	David Stolzar
Title:	Director

Deutsche Bank Securities Inc.

By:	/s/ John Reed
Name:	John Reed
Title:	Director

By:	/s/ Francis M. Windels
Name:	Francis M. Windels
Title:	Managing Director

J.P. Morgan Securities LLC

By:	/s/ Robert P. Cash
Name:	Robert P. Cash
Title:	Executive Director

For themselves and as Representatives of other Underwriters named in Schedule I to the Underwriting Agreement